UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

PENWEST PHARMACEUTICALS CO.
(Name of Issuer)

Common Stock, Par value $0.001
(Title of Class of Securities)

709754105
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC 4401 Eastgate Mall San Diego, CA 92121 (858) 200-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

August 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note:      Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709754105	13D/A	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tang Capital Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,396,598
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,396,598
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,396,598
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 709754105	13D/A	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tang Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A GROUP*	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,396,598
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,396,598
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,396,598
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 709754105	13D/A	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin C. Tang
2.	CHECK THE APPROPRIATE BOX IF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS PF, WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 77,500
	8.	SHARED VOTING POWER 6,544,098
	9.	SOLE DISPOSITIVE POWER 77,500
	10.	SHARED DISPOSITIVE POWER 6,618,098
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,695,598
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 709754105	13D/A	Page 5 of 8 Pages

Explanatory Note: This Amendment No. 11 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on January 12, 2009 and amended February 19, 2009, March 3, 2009, March 10, 2009, March 12, 2009, March 30, 2009, April 28, 2009, June 19, 2009, February 5, 2010, May 28, 2010 and June 30, 2010 (as so amended the “Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Penwest Pharmaceuticals Co., a Washington corporation (the “Issuer”).

Items 4, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

  ITEM 4.  Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following:

On August 9, 2010, the Issuer entered into an Agreement and Plan of Merger (“Merger Agreement”), dated as of August 9, 2010, with Endo Pharmaceuticals Holdings Inc. (“Parent”) and West Acquisition Corp., a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub shall make a cash tender offer (the “Offer”) to acquire all of the issued and outstanding shares of Common Stock for a price of $5.00 per share and, following the completion of the Offer, Merger Sub shall merge with and into the Issuer (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement.  The descriptions of the Offer, the Merger and the Merger Agreement set forth herein are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 5 hereto.

Concurrently with the execution and delivery of the Merger Agreement, Kevin C. Tang and Tang Capital Partners, LP (together, the “Shareholders”) each entered into a Shareholder Tender Agreement with Parent and Merger Sub, dated August 9, 2010 (the “Shareholder Agreements”).  Pursuant to, and subject to the terms of, the Shareholder Agreements, Mr. Tang agreed, with respect to the 147,500 shares of Common Stock beneficially owned by The Tang Family Trust, dtd 8/27/02 and the 77,500 shares of Common Stock beneficially owned by The Tang Advisors, LLC Profit Sharing Plan, and Tang Capital Partners, LP agreed, with respect to the 6,396,598 shares of Common Stock beneficially owned by it (collectively, with any additional shares of Common Stock acquired at any time in the future during the term of the Shareholder Agreements by the Shareholders, the “Shares”) (i) to tender the Shares, or cause their Shares to be irrevocably tendered, into the Offer promptly following, and in any event no later than the fifth business day following the commencement of the Offer pursuant to the terms of the Offer, (ii) not withdraw any of the Shares after such tender unless and until (a) the Offer shall have been terminated in accordance with the terms of the Merger Agreement or the Merger Agreement is terminated in accordance with its terms or (b) the applicable Shareholders Agreement shall have been terminated in accordance with its terms, and (iii) to waive any rights of appraisal or rights to dissent from the Merger and not to assert any such rights of appraisal or dissent.

CUSIP No. 709754105	13D/A	Page 6 of 8 Pages

Pursuant to the Shareholder Agreements, the Shareholders also agreed not to (i) transfer, assign, sell, gift-over, hedge, pledge or otherwise dispose of, enter into any derivative arrangement with respect to, create or suffer to exist any encumbrances on or consent to any of the foregoing, any or all of the Shares or any right or interest therein (“Transfer”), (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer of Shares, (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Shares with respect to any matter that is inconsistent with the transactions contemplated by the Merger Agreement or the provisions thereof, (iv) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Shares, (v) take any other action that would restrict, limit, or interfere with the performance of such Shareholder’s obligations under the Shareholder Agreements or the transaction contemplated thereby, or (vi) become a member of a “group” (as defined in Section 13(d) of the Securities Exchange Act) with respect to any shares of Common Stock or other equity securities of the Issuer for the purpose of opposing or competing with or taking any actions inconsistent with the transactions contemplated by the Merger Agreement.

In addition, pursuant to the Shareholder Agreements, each of the Shareholders appointed Parent and any designee thereof, proxy and attorney-in-fact (with full power of substitution) to attend any meeting of the shareholders of the Issuer on behalf of  the Shareholders, to include any Shares in any computation for purposes of establishing a quorum at any meeting of shareholders of the Issuer, and to vote all Shares beneficially owned or controlled by such Shareholders (the “Vote Shares”), or to grant a consent or approval in respect of the Vote Shares, in connection with any meeting of the shareholders of the Issuer or any action by written consent of shareholders of the Issuer (i) in favor of the Merger or any other transaction pursuant to which Parent proposes to acquire the Issuer, whether by tender offer or merger, in which shareholders of the Issuer would receive aggregate consideration per share of Issuer’s Common Stock equal or greater than the consideration to be received by the shareholders in the Offer and the Merger and/or (ii) against (a) any action or agreement which would in any material respect impede, interfere with or prevent the Offer or the Merger, (b) any Company Takeover Proposal (as defined in the Merger Agreement) and any action in furtherance of any Company Takeover Proposal and (c) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Shareholders under the applicable Shareholder Agreement.  The Shareholders further agreed not to take actions to (i) solicit, initiate or encourage, or take any other action designed to facilitate any Company Takeover Proposal, (ii) enter into any agreement with respect to any Company Takeover Proposal or (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any third party information that constitutes or would reasonably be expected to lead to any Company Takeover Proposal.

The Shareholder Agreements terminate upon the earliest to occur of (i) termination of the Merger Agreement in accordance with its terms or termination or withdrawal of the Offer by Merger Sub, (ii) any extension of the closing of the Offer beyond the Outside Date (as defined in the Merger Agreement), (iii) the final expiration of the Offer pursuant to the Merger Agreement, with or without acceptance of the tender of the Shares, (iv) the Effective Time of the Merger (as defined in the Merger Agreement) or (v) the mutual written consent of Parent and the applicable Shareholder.

The descriptions of the Shareholder Agreements set forth herein are qualified in their entirety by a reference to the complete agreements governing such matters, which are incorporated by reference herein as Exhibit 6 and Exhibit 7 hereto.

ITEM 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended to add the following:

The descriptions of the Shareholder Agreements set forth in Item 4 of this Amendment No. 11 are hereby incorporated by reference in their entirety.  Endo Pharmaceuticals Holdings Inc. is a corporation incorporated under the laws of the state of Delaware.

CUSIP No. 709754105	13D/A	Page 7 of 8 Pages

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following:

The descriptions of the Merger Agreement and the Shareholder Agreements set forth in Item 4 of this Amendment No. 11 are hereby incorporated by reference in their entirety.

ITEM 7.  Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following:

Exhibit 5: Agreement and Plan of Merger by and among Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), West Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and Penwest Pharmaceuticals Co. (Filed herewith)

Exhibit 6: Shareholder Tender Agreement by and among Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), West Acquisition Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”) and Tang Capital Partners, LP. (Filed herewith)

Exhibit 7: Shareholder Tender Agreement by and among Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), West Acquisition Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”) and Kevin C. Tang. (Filed herewith)

CUSIP No. 709754105	13D/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2010 Date Tang Capital Partners, LP By: Tang Capital Management, LLC By: /s/ Kevin C. Tang Kevin C. Tang, Manager

Tang Capital Management, LLC By: /s/ Kevin C. Tang Kevin C. Tang, Manager

/s/ Kevin C. Tang Kevin C. Tang, Manager